UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2005

Commission File Number _______________

CREO INC.
(Translation of registrant’s name into English)

3700 Gilmore Way
Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   [   ]               Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]               No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2005

CREO INC.

By:	/s/ MARK DANCE

Name: Mark Dance
Title: Chief Financial Officer and Chief Operating Officer

PLEASE READ THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL AND THE MANAGEMENT INFORMATION CIRCULAR PREVIOUSLY DELIVERED TO CREO INC. SHAREHOLDERS AND DATED FEBRUARY 23, 2005 BEFORE COMPLETING THIS LETTER OF TRANSMITTAL.

The Depositary (see last page for addresses and telephone number) or your broker or other financial adviser may assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL
to accompany certificates for
common shares of

to be deposited in connection with the Plan of Arrangement involving Creo Inc.,
Eastman Kodak Company and 4284488 Canada Inc.

     This Letter of Transmittal, duly completed and signed in accordance with the instructions set out below, together with all other required documents, must accompany your certificates for common shares (“Creo Common Shares”) in the capital of Creo Inc. (“Creo”) submitted in connection with the arrangement under section 192 of the Canada Business Corporations Act (the “Arrangement”) pursuant to which, subject to receiving all required approvals and the satisfaction of certain closing conditions, all of the issued and outstanding Creo Common Shares will be acquired by Eastman Kodak Company, through its wholly-owned subsidiary, 4284488 Canada Inc. or its permitted assignee. Shareholders are strongly urged to read the Management Information Circular of Creo dated February 23, 2005 (the “Circular”) that was previously delivered to holders of Creo Common Shares. All capitalized terms not defined in this Letter of Transmittal have the meanings ascribed to them in the Circular.

TO:	4284488 CANADA INC. OR ITS PERMITTED ASSIGNEE

AND TO:	EASTMAN KODAK COMPANY

AND TO:	CREO INC.

AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA (THE “DEPOSITARY”)

     In connection with the Arrangement, the undersigned hereby surrenders the enclosed certificate(s) for Creo Common Shares, details of which are as follows (please print or type):

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Name in Which Creo
	Number of Creo Common	Common Shares
Certificate Number(s)	Shares	are Registered

     NOTE: If the space provided above is insufficient, details may be listed on a separate schedule to this Letter of Transmittal.

     It is understood that, upon (i) receipt by the Depositary of this Letter of Transmittal and the certificate(s) representing the Creo Common Shares surrendered herewith (the “Transmitted Shares”), and (ii) completion of the Arrangement, the Depositary will, as soon as practicable, cancel the certificates(s) described above and send to the undersigned the cash payment for the Creo Common Shares of US$16.50 multiplied by the number of Transmitted Shares (the “Consideration”), or hold such cheque for pick-up in accordance with the instructions set out below.

     The undersigned registered holder(s) of Creo Common Shares (the “Creo Shareholder”), hereby represents that: (i) the Creo Shareholder is the owner of the Transmitted Shares; (ii) the Creo Shareholder has good title to the Transmitted Shares free and clear of all mortgages, liens, charges, encumbrances, restrictions, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal; (iv) the Transmitted Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Transmitted Shares to any other person, other than pursuant to the Arrangement; (v) the surrender of the Transmitted Shares complies with applicable laws; and (vi) all information inserted by the Creo Shareholder into this Letter of Transmittal is accurate. These representations and warranties will survive the completion of the Arrangement.

     The Creo Shareholder acknowledges that at the Effective Time, all its rights, title and interest in the Transmitted Shares will be assigned and transferred to 4284488 Canada Inc. or its permitted assignee for consideration of US$16.50 per Creo Common Share.

     The Creo Shareholder revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the Creo Shareholder at any time with respect to the Transmitted Shares. No subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, will be granted with respect to the Transmitted Shares. Each authority conferred or agreed to be conferred by the Creo Shareholder in this Letter of Transmittal survives the death or incapacity of the Creo Shareholder and any obligation of the Creo Shareholder in this Letter of Transmittal is binding upon the heirs, legal representatives, successors and assigns of the Creo Shareholder.

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     Unless otherwise indicated in Box C, the Creo Shareholder requests that the Depositary mail the Consideration by first-class mail to the Creo Shareholder at the address specified in Box B and the cheque representing the Consideration be issued in the name(s) as set out in Box A. If no address is specified in Box B, the Creo Shareholder acknowledges that the Depositary will forward the Consideration to the address of the Creo Shareholder as shown on the share register maintained by Creo.

     In the event that the Arrangement is not completed for any reason, the certificate(s) that accompany this Letter of Transmittal will be returned to the Creo Shareholder at the address specified in Box B or held for pick-up if no address is indicated in Box B or if a request is made to hold cheques for pick up in Box C.

     The Depositary is committed to protecting the personal information of all Creo Shareholders. In the course of providing services to Creo Shareholders and the Depositary’s clients, the Depositary receives non-public personal information from Creo Shareholders – from transactions the Depositary performs for Creo Shareholders, forms Creo Shareholders send the Depositary, other communications the Depositary has with Creo Shareholders or representatives of Creo Shareholders, etc. This information could include a Creo Shareholder’s name, address, social insurance number, securities holdings and other financial information. The Depositary uses this information to administer Creo Shareholders’ accounts, to better serve the needs of Creo Shareholders and the Depositary’s clients, and for other lawful purposes relating to the Depositary’s services. The Depositary has prepared a Privacy Code about the Depositary’s information practices and how Creo Shareholders’ privacy is protected. It is available at the Depositary’s website, computershare.com, or by writing to the Depositary at 100 University Avenue, Toronto, Ontario, M5J 2Y1. The Depositary will use the information the Creo Shareholder is providing on this form in order to process the Creo Shareholders’ request and will treat the Creo Shareholders’ signature(s) on this form as consent to the above.

     By reason of the use by the Creo Shareholder of an English language form of Letter of Transmittal, the Creo Shareholder shall be deemed to have required that any contract evidenced by this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont presumés avoir requis que tout contrat attesté par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient redigés exclusivement en langue anglaise.

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A. ISSUE CHEQUE IN THE NAME OF:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone –Business Hours)

(Social Insurance or Tax Identification Number)

B. SEND CHEQUE TO:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone -Business Hours)

C. ☐ HOLD CHEQUE FOR PICK-UP

D. STATUS AS U.S. HOLDER

Indicate whether you are a U.S. Holder or are acting on behalf of a U.S. Holder.

☐	The owner signing in Box E represents that it is not a U.S. Holder and is not acting on behalf of a U.S. Holder.

☐	The owner signing in Box E is a U.S. Holder or is acting on behalf of a U.S. Holder.

A U.S. Holder is any holder of Creo Common Shares that is either providing an address in Box A that is located within the United States or any territory or possession thereof or that is a U.S. person for United States federal income tax purposes.

To avoid U.S. backup withholding, if you are a U.S. Holder or acting on behalf of a U.S. Holder, you must furnish Substitute Form W-9 or, in certain circumstances, another withholding tax certificate. You can find more information below under “IMPORTANT TAX INFORMATION FOR U.S. HOLDERS.”

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E. CREO SHAREHOLDER SIGNATURE

This box must be signed by the Creo Shareholder exactly as his or her name appears in the certificate representing the Creo Common Shares held.

Name of Creo Shareholder (please print)

Signature of Creo Shareholder or Authorized Signatory (See Instruction 5)

Name and Title of Authorized Signatory (if applicable)

Date

SIGNATURE GUARANTEED BY:
(if required under Instruction 2 or 4)

Authorized Signature

Name of Guarantor (Please print)

(stamp)

TABLE OF CONTENTS

INSTRUCTIONS
IMPORTANT TAX INFORMATION FOR U.S. HOLDERS
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

INSTRUCTIONS

1.	Use of the Letter of Transmittal

This Letter of Transmittal is to be completed by a Creo Shareholder holding Creo Common Shares. A properly completed and duly executed Letter of Transmittal in the appropriate form (or a manually signed facsimile thereof) should be received by the Depositary at the appropriate address set out on the back page of this Letter of Transmittal in order to facilitate prompt delivery of a cheque in respect of the Consideration. The method used to deliver this Letter of Transmittal and the share certificate(s) in respect of the Creo Common Shares is at the option and risk of the Creo Shareholder, and delivery will be deemed effective only when such documents are actually received by the Depositary. Creo recommends that the necessary documentation be hand delivered to the Depositary, at the address set out on the back page of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended.

Creo Shareholders whose Creo Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Creo Common Shares.

2.	Signatures

This Letter of Transmittal must be filled in and signed by the holder of the Transmitted Shares or by such holder’s duly authorized representative (in accordance with Instruction 5).

(a)	If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)	If this Letter of Transmittal is signed by a person other than the registered holder(s) of the accompanying certificate(s):

(i)	such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power of attorney duly and properly completed by the registered holder(s); and

(ii)	the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

3.	Defects or Irregularities

4284488 Canada Inc. or its permitted assignee reserves the right, if it so elects, in its absolute discretion, to direct the Depositary to waive any defect or irregularity contained in this Letter of Transmittal received by the Depositary.

4.	Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Transmitted Shares, or if the payment is to be made in a name other than the registered holder(s), or if the Arrangement is not completed and the Transmitted Shares are to be returned to a person other than such registered holder(s), or sent to an address other than the address of the registered holder(s) as shown on the registers of Creo, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of such person’s proof of appointment and authority to act. Either 4284488 Canada Inc. (or its permitted assignee) or the Depositary, at their discretion, may require additional evidence of appointment or authority or additional documentation.

6.	Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all certificates for Transmitted Shares, additional certificate numbers and number of Transmitted Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Transmitted Shares are registered in different names, however different (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted.

(d)	Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at the address set out on the back page of this Letter of Transmittal.

7.	Lost Certificates

If a certificate representing Creo Common Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary.

IMPORTANT TAX INFORMATION FOR U.S. HOLDERS

To prevent backup withholding on any payment made to a U.S. Holder (or person acting on behalf of a U.S. Holder) with respect to Creo Common Shares tendered, you are required, if you are a U.S. person (as defined below), to notify the Depositary of your current U.S. taxpayer identification number, or TIN, (or the TIN of the person on whose behalf you are acting) by completing the Substitute Form W-9 as described more fully below. If you are a U.S. Holder that is not a U.S. person but provides a mailing address in the United States, you may be required to furnish an IRS Form W-8 to avoid backup withholding, which the Depositary will provide upon request.

Backup withholding is not an additional tax. Amounts withheld are creditable against the shareholder’s regular United States federal income tax liability, and any amount overwithheld generally will be refundable to the shareholder if the shareholder properly files a United States federal income tax return.

Each U.S. Holder of Creo Common Shares is urged to consult his or her own tax advisor to determine whether such holder is required to furnish Substitute Form W-9, is exempt from backup withholding and information reporting, or is required to furnish an IRS Form W-8.

You are a U.S. person, if you are, for U.S. federal income tax purposes, a citizen or a resident of the United States (including a U.S. resident alien), a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

Each tendering U.S. person is required to provide the Depositary with a correct TIN and with certain other information on Substitute
Form W-9, which is attached below, and to certify that the TIN provided is correct (or that such U.S. person is awaiting a TIN) and that (a) the U.S. person has not been notified by the Internal Revenue Service that the U.S. person is subject to backup withholding as a result of a failure to report all interest or dividends or (b) the Internal Revenue Service has notified the U.S. person that the U.S. person is no longer subject to backup withholding.

The TIN is generally the U.S. person’s U.S. Social Security number or the U.S. federal employer identification number. The U.S. person is required to furnish the TIN of the registered owner of the Creo Common Shares. The enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” explain the proper certification to use if the Creo Common Shares are registered in more than one name or are not registered in the name of the actual owner. The box in Part 3 of the Substitute Form W-9 may be checked if the tendering U.S. person has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 3 is checked and the Depositary is not provided with a TIN by the time of payment, the Depositary will backup withhold a portion of such payments. Certain U.S. persons are not subject to these backup withholding and reporting requirements. See the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional instructions.

Failure to provide the required information on the Substitute Form W-9 may subject the tendering U.S. person to a US$50 penalty imposed by the Internal Revenue Service and backup withholding of a portion of any payment. More serious penalties may be imposed for providing false information which, if wilfully done, may result in fines and/or imprisonment.

U.S. Holders that are not U.S. persons but provide a mailing address in the United States may be required to file an IRS Form W-8BEN or other appropriate IRS Form W-8. The Depositary will provide such forms upon request. A failure to properly complete and furnish the appropriate IRS Form W-8 may result in backup withholding.

PLEASE COMPLETE THE SUBSTITUTE FORM W-9 BELOW TO PROVIDE
THE RECEIVING AGENT WITH YOUR TAX IDENTIFICATION NUMBER AND
A CERTIFICATION AS TO YOUR EXEMPTION FROM BACK-UP WITHHOLDING
TO BE COMPLETED BY TENDERING HOLDERS OF TARGET SECURITIES (OR OTHER PAYEES)

Payer’s Name: Computershare Investor Services Inc.

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service	Part I — Taxpayer Identification Number – For all accounts, enter your taxpayer identification number on the appropriate line at right. Certify by signing and dating below. For further instructions, see Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.	OR	Social Security Number Employer Identification Number
Payer’s Request for Taxpayer Identification Number (TIN) and Certification
	Name		(If awaiting TIN, write “Applied For”)

	Business Name Please check appropriate box ☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other		Part II—For Payees exempt from backup withholding, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, check the Exempt box below, and complete the Substitute Form W-9.

Address
Exempt ☐
City, State, Zip Code

Part III — Certification—Under penalties of perjury, I certify that:

(1)	The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me); and

(2)	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)	I am a U.S. person (including a U.S. resident alien).

Certification Instructions—You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines).

Signature	Date

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU
WROTE “APPLIED FOR” IN PART I OF THIS SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

     I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all payments made to me before I provide a properly certified taxpayer identification number will be subject to the applicable percentage of backup withholding tax.

Signature	Date

Note: Failure to complete and return this Substitute Form W-9 may subject you to applicable Federal income tax withholding on any payments made to you. Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute
Form W-9 for additional details.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Specific Instructions

Name. If you are an individual, you must generally enter the name shown on your social security card. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first and then circle the name of the person or entity whose number you enter in Part I of the form.

Sole proprietor. Enter your individual name as shown on your social security card on the “Name” line. You may enter your business, trade, or “doing business as (DBA)” name on the “Business name” line.

Limited liability company (LLC). If you are a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury regulations section 301.7701-3, enter the owner’s name on the “Name” line. Enter the LLC’s name on the “Business name” line. Check the appropriate box for your filing status (sole proprietor, corporation, etc.), then check the box for “Other” and enter “LLC” in the space provided.

Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Other entities. Enter your business name as shown on required Federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name” line.

Note. You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.)

Exempt From Backup Withholding

If you are exempt, enter your name as described above and check the appropriate box for your status, then check the “Exempt from backup withholding” box in the line following the business name, sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

Exempt payees. Backup withholding is not required on any payments made to the following payees:

1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2. The United States or any of its agencies or instrumentalities,

3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or

5. An international organization or any of its agencies or instrumentalities.

6. A corporation,

7. A foreign central bank of issue,

8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9. A futures commission merchant registered with the Commodity Futures Trading Commission,

10. A real estate investment trust,

11. An entity registered at all times during the tax year under the Investment Company Act of 1940,

12. A common trust fund operated by a bank under section 584(a), and

13. A financial institution.

Part I–Taxpayer Identification Number (TIN)

Enter your TIN on the appropriate line.

If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it on the social security number line. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are an LLC that is disregarded as an entity separate from its owner (see Limited liability company (LLC) above), and are owned by an individual, enter your SSN (or EIN, if you have one). If the owner of a disregarded LLC is a corporation, partnership, etc., enter the owner’s EIN.

Note: See the chart on this page for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form on-line at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Get Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses/ and clicking on Employer ID numbers under Related Topics. You may get Forms W-7 and SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS’s Internet Web Site at www.irs.gov.

If you do not have a TIN, write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Writing “Applied For” means that you have already applied for a Tin or that you intend to apply for one soon.

Part II–Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, and 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required).

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to give your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal nontax criminal laws and to combat terrorism. The authority to disclose information to combat terrorism expired on December 31, 2003. Legislation is pending that would reinstate this authority.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold applicable rates of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

What Name and Number To Give the Requestor

For this type of account:		Give name and SSN of:

1.	Individual	The individual

2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account [1]

3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]

4.	a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]

	b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]

5.	Sole proprietorship or single-owner LLC	The owner [3]

For this type of account:		Give name and EIN of:

6.	Sole proprietorship or single-owner LLC	The owner [3]

7.	A valid trust, estate, or pension trust	Legal entity [4]

8.	Corporate or LLC electing corporate status on Form 8832	The corporation

9.	Association, club, religious, charitable, educational, or other -exempt organization	The organization

10.	Partnership or multi-member LLC	The partnership

11.	A broker or registered nominee	The broker or nominee

12.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

2 Circle the minor’s name and furnish the minor’s SSN.

3 You must show your individual name, but you may also enter your business or “DBA” name on the second name line. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, the IRS encourages you to use your SSN.

4 List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

COMPUTERSHARE TRUST COMPANY OF CANADA

By Regular Mail

P. O. Box 7021
31 Adelaide St E
Toronto, ON M5C 3H2
Attention: Corporate Actions

By Hand or by Courier or by Registered Mail

100 University Avenue
9th Floor
Toronto, ON M5J 2Y1
Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-Mail: caregistryinfo@computershare.com

Any questions and requests for assistance may be directed by holders of Creo Common Shares to the Depositary at the telephone number,
e-mail address and location set out above.